                           [PHOTRONICS LETTERHEAD]

                                                September 21, 1998

Toppan Printing Co., Ltd.
1, Kanda Izumi-cho
Chiyoda-ku, Tokyo 101-0024, Japan

Gentlemen:

        This will confirm our agreement regarding the purchase by Photronics, Inc. ("Photronics") of 1,000,000 shares of common stock ("Common Stock") of Photronics from Toppan Printing Co., Ltd. ("Toppan").

        We have agreed that Photronics will purchase, and Toppan will sell, 1,000,000 shares of Common Stock currently owned by Toppan as follows:

a) On or before September 25, 1998, Photronics will purchase 500,000 shares at a price of $13.50 per share;

b) On or before December 25, 1998, Photronics will purchase 250,000 shares at a price of $13.70 per share; and

c) On or before March 25, 1999, Photronics will purchase 250,000 shares at a price of $13.90 per share.

All of the shares to be sold to Photronics by Toppan shall be delivered against payment free and clear of all liens, claims and encumbrances.

        We have also agreed that provided Photronics does not default in its purchase obligations set forth above, until March 25, 1999, Toppan shall not sell, transfer, pledge or otherwise dispose of any shares of Common Stock other than the sales to Photronics.

        If the foregoing accurately sets forth our agreement, please so indicate by signing in the space provided below.

                                        Very truly yours,

                                        /s/ Jeffrey P. Moonan
                                        ---------------------
                                        Jeffrey P. Moonan
                                        Senior Vice President
                                        General Counsel

Agreed to and Accepted by:

TOPPAN PRINTING CO., LTD.

By: /s/ Akihiro Nagata
Name: Akihiro Nagata
Title: Director, Finance & Accounting Division
Date: September 22, 1998